Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2009
(millions of dollars)

Earnings, as defined:
Net income	$734
Income taxes	90
Fixed charges included in the determination of net income, as below	453
Amortization of capitalized interest	9
Distributed income of equity method investees	30
Less: Equity in earnings of equity method investees	20

Total earnings, as defined	$1,296

Fixed charges, as defined:
Interest expense	$426
Rental interest factor	14
Allowance for borrowed funds used during construction	13
Fixed charges included in the determination of net income	453
Capitalized interest	32

Total fixed charges, as defined	$485

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.67
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(a)
FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.